655 Fifteenth Street, N.W. Washington, D.C. 20005
Mark D. Director To Call Writer Directly: (202) 879-5151 mdirector@kirkland.com	(202) 879-5000 www.kirkland.com	Facsimile: (202) 879-5200

August 5, 2008

By Electronic Transmission

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Pamela Long
Mr. Craig Slivka
Ms. Brigitte Lippmann
Ms. Patricia Armelin
Mr. John Cash

	Re:	Perini Corporation Preliminary Proxy Statement on Schedule 14A Filed August 4, 2008
File No. 1-06314

To Whom It May Concern:

Perini Corporation, a Massachusetts corporation (“Perini”), filed on August 4, 2008 by electronic transmission its amendment no. 3 (“Amendment No. 3”) to its preliminary proxy statement under cover of Schedule 14A (File No. 1-06314) (the “Proxy Statement”) relating to, among other things, the merger of Tutor-Saliba Corporation, a California corporation (“Tutor-Saliba”), with a subsidiary of Perini.

This letter sets forth Perini’s response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated August 5, 2008. We are not filing a further amendment to the Proxy Statement with this response letter because we believe that the supplemental information contained in this letter responds fully to the Staff’s comment and that no revised or additional disclosure is required.

Set forth below is the Staff’s comment, indicated in bold, together with Perini’s response thereto.

Chicago	Hong Kong	London	Los Angeles	Munich	New York	San Francisco

Securities and Exchange Commission

August 5, 2008

Note 1, Basis of Pro Forma Presentation, page 59

1. We note that your preliminary estimated purchase price is based on the closing market price of Perini common stock on April 2, 2008. Given that 70% of the shares held by the Tutor Group are subject to various restrictions, please tell us what consideration you gave to applying a discount to the closing market price of the securities on April 2, 2008 in determining the fair value of these shares. Reference FAS 157.

Perini has considered the concerns raised by the Staff in this comment and has discussed these matters with its independent auditors. Following these reviews, Perini does not believe that any discount to the closing market price of the Perini common stock is appropriate in light of SFAS No. 157—Fair Value Measurements (“SFAS No. 157”).

In reaching this conclusion, Perini has considered, among other things, the nature of the restrictions included in the Shareholders Agreement and SFAS No. 157, including the Implementation Guide included as Appendix A thereto.

Restrictions in the Shareholders Agreement

We understand that the focus of the Staff’s comment is on the restrictions that apply to the Tutor Group, and we have limited our discussion to these restrictions. (However, in any event, we note that the transfer restrictions that exist for the first six month period after the closing date and that are applicable to all former Tutor-Saliba shareholders are not significantly different from those imposed by Rule 145 promulgated under the Securities Act.)

We review below the relevant terms and provisions of the Shareholders Agreement.

Tutor Group: The Shareholders Agreement includes specific restrictions on the Shareholder Representative Group (as defined in the agreement, which is referred to in the Proxy Statement and this letter as the “Tutor Group”). Pursuant to the definition included in Section 1 of the Shareholders Agreement, the Tutor Group includes the two trusts controlled by Ronald N. Tutor and their respective affiliates. Thus, while affiliates are not each parties to the agreement, the agreement in essence provides that the trusts nevertheless are bound to cause compliance with the agreement by their affiliates. As a result of this scope of coverage, the requirement in Section 5(b) of the Shareholders Agreement that a Permitted Transferee (as described below) agree to be bound by the terms of the agreement is a precautionary, additional obligation because Permitted Transferees are already bound as members of the Tutor Group.

Securities and Exchange Commission

August 5, 2008

Voting and Standstill Restrictions: Section 3 and Section 4 of the Shareholders Agreement restricts the voting of the shares held by the Tutor Group and prohibits the Tutor Group from taking certain activities that could facilitate an unsolicited acquisition of control of Perini or increased share ownership of Perini by the Tutor Group, respectively. None of these provisions apply to any other former Tutor-Saliba shareholder or any other person.

Transfer Restrictions: Section 5 of the Shareholders Agreement generally restricts the Tutor Group from transferring 70% of its shares of Perini common stock following the six month anniversary of the closing date of the merger and prior to the Transfer Restriction Termination Date (which is generally the later of the fifth anniversary of the closing date or the date on which the Tutor Group ceases to own 20% of the outstanding shares of Perini common stock). (The Shareholders Agreement also includes transfer restrictions on all of the former Tutor-Saliba shareholders for the first six months following the closing of the merger, which we do not understand are a focus of the comment by the Staff.)

The transfer restrictions permit transfers to Permitted Transferees (as defined in the agreement to generally mean a spouse, descendant, family member, administrator, family trust or beneficiary of any such trust). These Permitted Transferees would generally be considered affiliates of the Tutor Group in any event and thus are bound (or deemed bound) by virtue of their being a party included within the Tutor Group noted above (but, as noted above, they are nevertheless required to acknowledge the application to them of the restrictions in the Shareholders Agreement pursuant to Section 5(b) of the agreement in connection with any transfer of shares to them).

(It is worth noting that Rule 144 by itself imposes no meaningful additional restrictions on the Tutor Group not already contemplated by the Shareholders Agreement. This is because the Tutor Group has registration rights pursuant to the Shareholders Agreement described below with respect to shares of Perini common stock it intends to sell, and therefore it does not need to rely on the safe harbor provisions of Rule 144.)

Corresponding Special Rights of the Tutor Group: Furthermore, it is worth noting that the Shareholders Agreement grants rights to the Tutor Group not held by other Perini shareholders. These rights include the rights to specific board and board committee representation as contemplated by Section 2 of the agreement and registration rights contemplated by Section 6 of the agreement, which may be viewed as counterparts to the voting restrictions and transfer restrictions, respectively, of the Shareholders Agreement. These rights are similarly limited to the Tutor Group and are not transferable to transferees of the Tutor Group’s shares of Perini common stock.

Securities and Exchange Commission

August 5, 2008

Lack of Coverage of Non-Affiliated Transferees: Other than the continuing applicability of the voting, standstill or transfer restrictions set forth in Sections 3, 4 or 5 of the Shareholders Agreement, respectively, to Permitted Transferees by virtue of their continuing status as affiliates of the Tutor trusts, nothing in the Shareholders Agreement, or any other agreement, charter or bylaw of which Perini is aware, requires the Tutor Group to bind the transferees of any shares of Perini common stock transferred in accordance with Section 5 of the Shareholders Agreement to these restrictions of the Shareholders Agreement or any other restriction contained therein or permits them to assign the rights in the Shareholders Agreement to such transferee.

The miscellaneous language of the Shareholders Agreement further supports this position. Section 12 of the agreement provides that the provisions of the agreement inure to the benefit of, and are binding upon, the successors, assigns, heirs, executors and administrators of the parties to the agreement. This list does not include transferees of shares of stock, as they are not party to the agreement and, under generally applicable legal principles, do not have a right to enforce, or be bound to any obligation of, agreements to which they are not a party. In keeping with these principles, Section 12 of the agreement further expressly prohibits any of the former Tutor-Saliba shareholders (including the Tutor Group) from assigning any of their rights or obligations under the agreement without the prior written consent of Perini, and Section 20 of the agreement also disclaims any third party beneficiaries of the agreement.

Summary of Effect of Restrictions and Benefits Under the Shareholders Agreement: As a result of the foregoing, the following has been considered in connection with Perini’s review of this issue:

•	The voting, standstill and transfer restrictions restrict the Tutor Group.

•	These restrictions extend by the terms of the agreement (either directly or following a permitted transfer to affiliated related entities) to the Tutor trusts and their affiliates.

•	No other transferees of the Tutor Group’s shares of Perini common stock are or would be bound by any restrictions on the Tutor Group set forth in the Shareholders Agreement.

•

As a result of the foregoing, the voting, standstill and transfer restrictions in the Shareholders Agreement are particular to the Tutor Group and are not characteristics of the Perini common stock acquired in the merger.

Securities and Exchange Commission

August 5, 2008

•	Similarly, the corresponding rights granted to the Tutor Group under the Shareholders Agreement are particular to the Tutor Group and may not be exercised by any other person.

Applicable Standards for Consideration of Discount to Market Price Under SFAS No. 157

Perini has reviewed and considered the provisions of SFAS No. 157 in relation to the determination of the purchase price, specifically the appropriate fair value measurement of the Perini shares to be issued to the Tutor Group in light of certain restrictions imposed by the Shareholders Agreement. Specifically, Perini considered the guidance provided in Appendix A of SFAS No. 157 and determined that it would not be appropriate to apply a discount to the closing market price of the Perini common stock on April 2, 2008 in determining the fair value of the Perini shares to be issued to the Tutor Group pursuant to the merger.

Paragraphs A28 through A30 of Appendix A: Implementation Guidance of SFAS No. 157 provide guidance on the fair value measurement of a restriction on the sale or use of an asset based on whether the restriction would be considered by market participants in pricing the asset. Paragraph A29 discusses the situation where the restriction is specific to, or an attribute of, the security and, therefore, the fair value of the security would be based on the quoted price for an otherwise identical unrestricted security of the same issuer that trades in a public market, adjusted to reflect the effect of the restriction. The adjustment would reflect the amount market participants would demand because of the risk relating to the inability to access a public market for the security for the specified period. Paragraph A30 discusses the situation where there are restrictions on the use of an asset where the restriction would not transfer to market participants if the asset was to be sold, that is, the restriction on the asset is specific to the owner, not the asset itself. Paragraph A30, subparagraph (a) concludes that because in this instance the restriction on the use of the asset is specific to the owner, the restriction would not transfer to market participants. Therefore, the fair value of the asset would be based on the highest fair value of the asset’s most productive use regardless of the restriction on the use of the asset.

Perini believes that this accounting guidance provided in paragraphs A28 through A30 can be analogized or correlated to the Staff’s comment. The restrictions on the disposition of 70% of the shares to be issued to the Tutor Group and the other restrictions noted above are not specific to, or an attribute of, the shares themselves; rather the restrictions apply only to the Tutor Group and are not transferable to market participants. Specifically, as outlined above, the various rights and restrictions apply only to the members of the Tutor Group, none of whom are “independent” of Perini. As Paragraph 10 of SFAS No. 157 makes clear, market participants are third parties independent of the reporting entity, and as discussed above, the various restrictions and rights in the Shareholders Agreement will never be applicable to such independent parties.

Securities and Exchange Commission

August 5, 2008

Therefore, market participants would not consider the restrictions on disposition of the shares held by the Tutor Group in determining the fair value of the shares. The fair value of the shares would be measured solely by the price of the shares in a publicly traded market, with no discount applied with respect to the non-transferable restrictions. In addition, it must be considered that the securities to be issued in this pending business combination will be the same securities that other shareholders of Perini hold. There is an active market for these shares, and this valuation is consistent with current practice.

Accordingly, based on the terms of the Shareholders Agreement and the guidance of SFAS No. 157 noted above, the Perini shares to be issued in the merger have no restrictions that would warrant a valuation below the closing market price of the securities on April 2, 2008.

*    *    *    *    *

As discussed with the Staff on July 31, 2008, August 1, 2008 and August 4, 2008, Perini is prepared to file its definitive Proxy Statement and mail the Proxy Statement to its shareholders as soon as it receives clearance from the Securities and Exchange Commission. If at all possible, it would like to be able to do so on the morning of Wednesday, August 6, 2008. If it is unable to do so, Perini will be significantly delayed in its ability to complete the merger promptly and begin to recognize the benefits of the merger for its shareholders. Any assistance the Staff is able to provide to avoid this result would be greatly appreciated. As discussed, Perini would welcome the opportunity to participate in a discussion with the Staff regarding this response on the morning of August 6, 2008 to clarify or address any remaining questions that the Staff may have. We thank you in advance for your efforts to assist Perini with these timing concerns.

Securities and Exchange Commission

August 5, 2008

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing with regard to Perini or the Proxy Statement, please feel free to contact me by phone at (202) 879-5151 or by facsimile at (202) 879-5200 or my colleague, William Sorabella, by phone at (212) 446-4932 or by facsimile at (212) 446-6460. In addition, the Staff may direct any questions or comments that it may have with regard to Tutor-Saliba to Steven B. Stokdyk at Latham & Watkins LLP, counsel to Tutor-Saliba, by phone at (213) 891-7421 or by facsimile at (213) 891-8763.

Sincerely,

/s/ Mark D. Director
Mark D. Director

cc:	Michael R. Klein, Perini Corporation
Kenneth R. Burk, Perini Corporation

Ronald N. Tutor, Tutor-Saliba Corporation

Steven B. Stokdyk, Latham & Watkins LLP